                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                      OFI Tremont Market Neutral Hedge Fund
                                (Name of Issuer)

                      OFI Tremont Market Neutral Hedge Fund
                      (Name of Person(s) Filing Statement)

                          Shares of Beneficial Interest
                         (Title of Class of Securities)

                                    67084L101
                      (CUSIP Number of Class of Securities)

                           Phillip S. Gillespie, Esq.
                           Two World Financial Center
                         225 Liberty Street, 11th Floor
                          New York, New York 10281-1008
                                 (212) 323-0293
        (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person(s) Filing Statement)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------------------------
Transaction Valuation: $55,127,989.82a         Amount of Filing Fee: $2,166.52b
--------------------------------------------------------------------------------------------------------------------

(a) Calculated as the estimated aggregate maximum purchase price for 100 percent of the Issuer's outstanding shares of beneficial interest based on the estimated total net asset value of the Issuer's outstanding shares of beneficial interest as of November 30, 2007.

(b) Calculated at 0.00003930 of the Transaction Valuation.

[ X ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $1,083.26
                        -----------------------------------------------
Form or Registration No.:    005-79313
                         ----------------------------------------------
Filing Party:      OFI Tremont Market Neutral Hedge Fund
Date Filed:                January 31, 2008

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [   ] third-party tender offer subject to Rule 14d-1.
   [ x ] issuer tender offer subject to Rule 13e-4.
   [   ] going-private transaction subject to Rule 13e-3.
   [   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

ITEM 1:         SUMMARY TERM SHEET

The information required by Item 1 is incorporated by reference to the Amended
Repurchase Offer Notice (Exhibit (a)(1)(ii)), which is attached as an exhibit to this Schedule TO.

ITEM 2:         SUBJECT COMPANY INFORMATION

There is no established primary or secondary trading market for the securities.
As of November 30, 2007, the number of outstanding shares of beneficial interest of the Fund were 59,683.969. Other information required by Item 2 is incorporated by reference to the Amended Repurchase Offer Notice (Exhibit
(a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 3:         IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person is OFI Tremont Market Neutral Hedge Fund (the
"Fund"). The Fund's address is 6803 South Tucson Way, Centennial, Colorado
80112, and the Fund's telephone number is 1.800.858.9826. The investment adviser of the Fund is OppenheimerFunds, Inc., which is located at Two World Financial
Center, 225 Liberty Street, New York, New York 10281-1008 (the "Adviser"). The
sub-adviser is Tremont Partners, Inc., which is located at Corporate Center at
Rye, Suite C-300, 555 Theodore Fremd Avenue, Rye, New York 10580 (the
"Sub-Adviser"). The distributor is OppenheimerFunds Distributor, Inc. (the
"Distributor"). The Fund's Independent Trustees are David Downes, Matthew Fink,
Robert Galli, Phillip Griffiths, Mary Miller, Joel Motley, Russell Reynolds,
Joseph Wikler, Peter Wold and Brian Wruble. The Fund's Interested Trustee is
John Murphy. The Independent Trustees and the Interested Trustee together form the "Board of Trustees". The address for each Trustee, except Mr. Murphy, is
6803 S. Tucson Way, Centennial, Colorado 80112-3924. The address for Mr. Murphy is Two World Financial Center, 225 Liberty Street, New York, New York
10281-1008.

ITEM 4:         TERMS OF THE REPURCHASE OFFER

It is not anticipated that the Repurchase Offer will be extended further. Other information required by Item 4 is incorporated by reference to the Amended
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5:         PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Not Applicable.

ITEM 6:         PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS OF THE FUND AND
                ITS AFFILIATES

The securities acquired in the transaction will be retired. Other information required by Item 6 is incorporated by reference to the Amended Repurchase Offer
Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7:         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The information required by Item 7 is incorporated by reference to the Amended
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 8:         INTEREST IN SECURITIES OF THE FUND

As of November 30, 2007, the Adviser is the beneficial owner of 139.485 shares
(0.23%) of the Fund. Other information required by Item 8 is incorporated by reference to the Amended Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the
Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 9:         PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchase Offer.

ITEM 10:        FINANCIAL STATEMENTS

The following financial statements and information are incorporated by reference:

         The Fund's audited financial statements previously filed on EDGAR on
         Form N-CSR on June 1, 2007, and the semi-annual financial statements previously filed on EDGAR Form N-CSR on November 27, 2007 which the
         Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the Investment Company Act of 1940 and filed with the Securities and Exchange Commission pursuant to Rule 30e-1 under the Investment
         Company Act of 1940.

ITEM 11:        ADDITIONAL INFORMATION

(a)(1) None.
(a)(2) None.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None.

(b) None.

ITEM 12:        EXHIBITS

(a)(1)(i) Cover Letter to Repurchase Offer.
(a)(1)(ii) Amended Repurchase Offer Notice.
(a)(1)(iii) Form of Repurchase Request Form.
(a)(1)(iv) Form of Letter to Shareholders Regarding Acceptance of Tender of All
Shares Held by Shareholders.
(a)(1)(v) Form of Letter to Shareholders Regarding Acceptance of Tender of a
Portion of Shares Held by Shareholders.
(a)(1)(vi) Form of Promissory Note for Payment Regarding Acceptance of Tender of
All Shares Held by Shareholders.
(a)(1)(vii) Form of Promissory Note for Payment regarding Acceptance of Tender of a Portion of Shares Held by Shareholders.
(a)(2) Not applicable.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None.

(b) Not applicable.

(d) Not applicable.

(g) None.

(h) None.

ITEM 13:        INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        OFI Tremont Market Neutral Hedge Fund

                                         By:      /s/ Phillip S. Gillespie
                                                  -----------------------------------
                                                  Name: Phillip S. Gillespie
                                                  Title:   Assistant Secretary

Date:    March 3, 2008

Exhibit (a)(1)(i)
                      OFI Tremont Market Neutral Hedge Fund
                      Corporate Center at Rye, Suite C-300
                            555 Theodore Fremd Avenue
                               Rye, New York 10580

March 3, 2008

Dear OFI Tremont Market Neutral Hedge Fund Shareholder:

OFI Tremont Market Neutral Hedge Fund is a closed-end, management investment company organized as a business trust in the Commonwealth of Massachusetts (the
"Fund"). This notice is to inform you about a revision and extension of your
Fund's offer to repurchase a portion of its outstanding shares of beneficial interest ("Shares") and to again provide instructions to Shareholders who would like to tender some or all of their Shares for repurchase by the Fund. This
Repurchase Offer is intended to provide liquidity to Shareholders since Shares of the Fund are not redeemable daily for cash nor are they traded on a stock exchange. You can offer some or all of your Shares for repurchase only during one of the Fund's Repurchase Offers.

The Repurchase Offer period began on February 1, 2008 and if not extended further, it will end on March 17, 2008. If you wish to sell any of your Shares during this tender period and have not already done so, you can do so in one of the following ways:

1.       If your Shares are held in your own name (please refer to your account statement), you can complete the attached Repurchase Request Form and return it to Tremont Partners, Inc. by 12:00 Midnight, Eastern Time
         (ET), on March 17, 2008. The Fund currently does not charge a processing fee for handling repurchase requests.

2.       If your Shares are held for your retirement plan by your retirement plan trustee, your retirement plan trustee must submit the repurchase request for you. They may charge a transaction fee for that service.

Please refer to your Fund Prospectus, the Prospectus supplement and the enclosed
Amended Repurchase Offer Notice and Repurchase Request Form for more details. If you are not interested in selling any of your Shares at this time or if you have already tendered your shares, you do not have to do anything and can disregard this notice.

An Early Withdrawal Charge equal to 1.00% of the value of your Shares (or portion thereof) repurchased by the Fund will apply if the date as of which the
Shares are to be valued for purposes of repurchase is less than one year following the date of your initial investment in the Fund. If applicable, the
Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

---------------------------------------------------------------------------------------------------------------------------------------
All requests to have Shares repurchased must be received by Tremont Partners,
Inc. at its office in Rye, New York in good order no later than 12:00 Midnight
(ET), on March 17, 2008 (the Extended Repurchase Request Deadline).
---------------------------------------------------------------------------------------------------------------------------------------

Please refer to the enclosed Repurchase Offer documents. If you have any questions, call your financial adviser or broker, or you can call Tremont
Partners, Inc. at 1.914.925.1183.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(ii)

---------------------------------------------------------------------------------------------------------------------------------------
                      OFI TREMONT MARKET NEUTRAL HEDGE FUND
---------------------------------------------------------------------------------------------------------------------------------------
                              6803 SOUTH TUCSON WAY
                           CENTENNIAL, COLORADO 80112
                                 1.800.858.9826

                         AMENDED REPURCHASE OFFER NOTICE

                OFFER TO REPURCHASE SHARES OF BENEFICIAL INTEREST

                                  MARCH 3, 2008

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                     12:00 MIDNIGHT (ET), ON March 17, 2008
                      UNLESS THE OFFER IS FURTHER EXTENDED

To the Shareholders of OFI Tremont Market Neutral Hedge Fund:

OFI Tremont Market Neutral Hedge Fund, a closed-end, management investment company organized as a business trust in the Commonwealth of Massachusetts (the
"Fund"), is offering to repurchase all of the aggregate number of outstanding shares of beneficial interest of the Fund ("Shares") that are tendered by
Shareholders and not withdrawn prior to 12:00 Midnight (ET), on March 17, 2008, subject to any further extensions of the offer to repurchase Shares ("Repurchase
Offer"). The amount due to any Shareholder whose Shares are repurchased will be equal to the value of the Shareholder's Shares (or portion thereof being repurchased) determined as of March 31, 2008, or, if the Repurchase Offer is
extended, as of a date designated by the Fund in another amended notice to
Shareholders (the "Valuation Date"), and based on the net asset value of the
Fund's assets as of that date, less an early withdrawal charge, if applicable.
Shareholders may tender all, or a portion of, their Shares up to an amount such that they maintain the minimum required capital account balance of $500,000 after the repurchase of Shares.

Investors should realize that the value of the Shares tendered in this
Repurchase Offer likely will change between November 30, 2007 (the last date for which the net asset value will have been calculated before the start of this offer), December 31, 2007, January 31, 2008, February 29, 2008 (the next dates for which net asset value will be calculated) and March 31, 2008, when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares. Investors should also realize that although the Repurchase Offer expires at 12:00 Midnight (ET), on March 17,
2008, or, if the offer is again extended, such time and dates as the Fund designates in an amended notice to Shareholders, they remain Shareholders in the
Fund until the Valuation Date. Any Shareholder who wishes to obtain the most recently calculated net asset value of their Shares should contact Tremont
Partners, Inc. at 1.914.925.1183 during regular business hours.

Investors should be aware that the Board of Trustees has approved a proposal, and submitted that proposal for approval by shareholders, whereby OFI Tremont
Core Strategies Hedge Fund ("Core Strategies Fund") will acquire all the assets of the Fund in exchange for shares of Core Strategies Fund, which will be distributed to Fund shareholders. For further details, see Item 12 of the
Amended Repurchase Offer Notice and the Supplement to the Fund's Prospectus.

Neither the Fund nor its Board of Trustees makes any recommendation to any
Shareholder regarding whether to tender or refrain from participating in the
Repurchase Offer. Each Shareholder must make an independent decision whether to tender Shares and, if so, how many Shares to tender.

No person has been authorized to make any recommendation on behalf of the Fund regarding whether Shareholders should tender pursuant to this Repurchase Offer.
No person has been authorized to give any information or to make any representations in connection with this Repurchase Offer other than those contained in this Repurchase Offer or in the Fund's Prospectus, supplement and
Statement of Additional Information. If given or made, any such recommendation and such information must not be relied upon as having been authorized by the
Fund, its Adviser, Distributor or Tremont Partners, Inc.

This transaction has not been approved or disapproved by the Securities and
Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the
Repurchase Offer may be directed to Tremont Partners, Inc., the Fund's
Sub-Adviser, at 1.914.925.1183.

                               SUMMARY TERM SHEET

o    OFI Tremont Market Neutral Hedge Fund (the "Fund") is offering to repurchase all of the aggregate number of outstanding shares of beneficial interest of the Fund ("Shares"). The Fund offers to repurchase shares tendered by Shareholders and not withdrawn prior to 12:00 p.m. Midnight
     (E.T.), on March 17, 2008, subject to any further extensions of the offer to repurchase Shares ("Repurchase Offer").

o    The Repurchase Offer will remain open until 12:00 Midnight (ET), on March
     17, 2008, or if the Repurchase Offer is extended further, such time and date as the Fund designates in an amended notice to Shareholders
     ("Repurchase Request Deadline"). Net asset value (that is, the value of the
     Fund's assets minus its liabilities, multiplied by the proportionate shares in the Fund a shareholder desires to tender) will be calculated for this purpose as of March 31, 2008, or if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders (the
     "Valuation Date"). See Items 2 and 3 of the Amended Repurchase Offer
     Notice.

o    Investors should be aware that the Board of Trustees has approved a proposal, and submitted that proposal for approval by shareholders, whereby
     OFI Tremont Core Strategies Hedge Fund ("Core Strategies Fund") will acquire all the assets of the Fund in exchange for shares of Core
     Strategies Fund, which will be distributed to Fund shareholders. For further details, see Item 12 of the Amended Repurchase Offer Notice and the
     Supplement to the Fund's Prospectus.

o    Shareholders must determine whether to tender their Shares prior to the
     Repurchase Request Deadline. The net asset value at which the Fund will repurchase Shares will not be calculated until the Valuation Date. The net asset value can fluctuate and may fluctuate between the date you submit a
     Repurchase Request and the Valuation Date. The net asset value on the
     Repurchase Request Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request Form. See Item 4 of the
     Amended Repurchase Offer Notice.

o    If the Fund accepts the tender of a Shareholder's  Shares,  then the Fund
     will   give   the   Shareholder   either   cash  or  a   non-interest
     bearing, non-transferable  promissory note ("Promissory  Note") entitling the Shareholder to  receive  an  amount  equal to the net  asset  value of the  Shares  tendered determined  as of March 31, 2008.  Regardless of whether the Fund elects to give cash or a  Promissory  Note,  all shareholders  will receive the same manner of consideration, i.e., all receive cash or all receive a Promissory  Note, or all receive a combination thereof, in each case in equal proportion,  based upon the amount of Shares tendered by each Shareholder.  The Promissory Note will entitle the
     Shareholder  to  receive  an  initial  payment  in cash  and/or  marketable securities  (where  determined  to be  necessary)  equal to at least 95% of the unaudited  net asset value of the Shares  tendered by the  Shareholder that are accepted for purchase by the Fund (the "Initial  Payment") which will be paid to the  Shareholder  no later than 45 days after the Valuation
     Date or, if the Fund has requested  withdrawals of its capital from any hedge funds in which the Fund invests ("Hedge Funds") in order to fund the purchase of Shares,  no later than ten  business  days after the Fund has received  at least 90% of the  aggregate amount  withdrawn from such Hedge
     Funds.  The Promissory  Note will also entitle the Shareholder to receive a contingent payment (the "Post Audit Payment") equal to the excess, if any, of (a) the net asset  value of the Shares  tendered  and purchased as of the Valuation Date, as it may be adjusted based upon the results of the next  annual  audit of the  Fund's  financial  statements,  over (b) the
     Initial  Payment.  The  Post  Audit  Payment  will be made  promptly  after the completion  of the Fund's annual audit for its fiscal year ending March
     31, 2008 (which it expects will be completed 60 days after the fiscal year end). See Item 5 of the Amended Repurchase Offer Notice.

o    An Early Withdrawal Charge equal to 1.00% of the value of Shares repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of your initial investment in the Fund. If applicable, the Early
     Withdrawal Charge will be deducted before payment of the proceeds of a repurchase. See Item 11 of the Amended Repurchase Offer Notice.

o    Shareholders who tender part of their Shares must leave an amount equal to at least $500,000 (the "Required Minimum Balance") in the Fund. The Fund
     reserves the right to reduce the amount of Shares repurchased so that the
     Required Minimum Balance is maintained. See Item 7 of the Amended
     Repurchase Offer Notice.

o    Following this summary is a formal notice of the Repurchase Offer. The
     Repurchase Offer remains open until 12:00 Midnight (ET), on March 17, 2008.
     Until this time, Shareholders have the right to change their mind and may withdraw their Shares submitted for repurchase. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the
     Repurchase Request Deadline by following the tender procedures described herein. See Item 8 of the Amended Repurchase Offer Notice.

o    Shareholders who would like the Fund to repurchase all or a portion of their Shares should complete, sign and send the Repurchase Request Form by regular mail, certified mail, courier or express mail to Tremont Partners,
     Inc., c/o OFI Tremont Market Neutral Hedge Fund, Corporate Center at Rye,
     Suite C-300, 555 Theodore Fremd Avenue, Rye, New York 10580, so long as it is received before 12:00 Midnight (ET), on March 17, 2008. See Item 2 of the Amended Repurchase Offer Notice.

o    The value of Shares may change between February 1, 2008 and March 17, 2008.
     The net asset value of the Shares is calculated by the Fund based on information that the Fund receives from the Fund's Sub-Adviser.
     Shareholders may obtain the net asset value of their Shares by contacting
     Tremont Partners, Inc. at 1.914.925.1183. See Item 3 of the Amended
     Repurchase Offer Notice.

o    Shares  tendered  pursuant to the Repurchase  Offer may be withdrawn or a
     Shareholder  may change the amount of Shares tendered for repurchase at any time prior to 12:00  Midnight  (ET),  on March  17,  2008.  The Fund may
     suspend  or postpone this Repurchase  Offer only by a majority vote of the
     Board of Trustees (including a majority of the disinterested  Trustees).
     Please note that just as Shareholders have the right to withdraw their tendered Shares,  the Fund has the right to cancel,  amend,  suspend or postpone  this  Repurchase  Offer any time before 12:00  Midnight  (ET), on
     March 17, 2008.  Also realize that although the tender offer expires at
     12:00  Midnight  (ET),  on March 17, 2008,  Shareholders remain an investor in the Fund until March 31, 2008, when the net asset value of a Shareholder's
     Shares is calculated for purposes of determining the repurchase price of the Shares. See Item 8 of the Amended Repurchase Offer Notice.

o    It is the responsibility of each Shareholder who elects to tender to confirm receipt of the repurchase request form with Tremont Partners, Inc.
     to assure good delivery. Please send the Repurchase Request Form to Tremont
     Partners, Inc. and not to your financial adviser.

                      FORMAL NOTICE OF THE REPURCHASE OFFER

1.   The Offer.  The Fund is  offering  to  repurchase  all of the  aggregate number of outstanding shares of beneficial  interest of the Fund ("Shares")
     at a price equal to the respective net asset value ("NAV" or "Net Asset
     Value") as of 12:00  Midnight  (ET) on the Valuation  Date (defined  below)
     upon the terms and conditions  set  forth in this  Amended  Repurchase
     Offer  Notice,  the  Fund's Prospectus,  and the related Repurchase Request
     Form. Together,  those documents constitute the  "Repurchase  Offer." The purpose of the  Repurchase  Offer is to provide liquidity to Shareholders of the Fund. The offer is not conditioned upon the  tender  for  repurchase of any  minimum  amount of  Shares.  The offer was initially made for up to fifty percent (50%) of the Fund's  outstanding  shares, and was initially set to expire on March 3, 2008. If you have already  submitted a repurchase request form and have not changed your decision,  there is no need to resubmit  a form at this  time.  The Fund does not  anticipate  any  further extension of the Repurchase Offer.

     Shareholders may obtain the most recently calculated information regarding the Net Asset Value of their Shares by contacting Tremont Partners, Inc. at
     1.914.925.1183, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (ET). The value of the Shares tendered by Shareholders likely will change between November 30, 2007 (the last date for which Net Asset Value will have been calculated before the start of this offer), December 31, 2007, January 31, 2008, February 29,
     2008 (the next dates for which Net Asset Value will be calculated) and
     March 31, 2008, when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares.

     The repurchase of Shares pursuant to the Repurchase Offer will have the effect of decreasing the net assets of the Fund and increasing the proportionate Shares in the Fund of Shareholders who do not tender their
     Shares. A reduction in the net assets of the Fund could limit the Fund's access to certain investment opportunities, cause the Fund to sell assets it would not have sold otherwise (including public securities), or result in Shareholders who do not tender their Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. The effects of decreased Fund size and the increased proportionate.

2.   Repurchase Request Deadline - How to Submit Requests. All tenders of Shares for repurchase must be received in proper form (as specified in this
     Repurchase Offer) by Tremont Partners, Inc. at its office in Rye, New York on or before 12:00 Midnight (ET), on March 17, 2008. Repurchase Requests
     submitted to Tremont Partners, Inc. in writing must be sent to the address specified in the Repurchase Request Form. Shareholders wishing to confirm receipt of the Repurchase Request Form may contact Tremont Partners, Inc.
     at 1.914.925.1183 or at the address set forth in the Repurchase Request
     Form. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering his or her Shares, including, but not limited to, the failure of Tremont Partners, Inc. to receive the
     Repurchase Request Form or any other document.

3.   Valuation Date. Investors should realize that the value of the Shares tendered in this Offer likely will change between November 30, 2007 (the last date for which Net Asset Value will have been calculated before the start of this offer), December 31, 2007, January 31, 2008, February 29,
     2008, (the next dates for which Net Asset Value will be calculated) and
     March 31, 2008 (the "Valuation Date"), when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares (unless the Repurchase Offer is extended, then as of a date designated by the Fund in an amended notice to
     Shareholders). The Fund's Net Asset Value per share as of the dates indicated below are:

                   January 2003                                     $1,014
                   February 2003                                    $1,016
                   March 2003                                       $1,018
                   April 2003                                       $1,027
                   May 2003                                         $1,039
                   June 2003                                        $1,040
                   July 2003                                        $1,034
                   August 2003                                      $1,037
                   September 2003                                   $1,050
                   October 2003                                     $1,068
                   November 2003                                    $1,070
                   December 2003                                      $952
                   January 2004                                       $962
                   February 2004                                      $967
                   March 2004                                         $975
                   April 2004                                         $979
                   May 2004                                           $972
                   June 2004                                          $974
                   July 2004                                          $975
                   August 2004                                        $976
                   September 2004                                     $977
                   October 2004                                       $976
                   November 2004                                      $989
                   December 2004                                      $950
                   January 2005                                       $951
                   February 2005                                      $960
                   March 2005                                         $958
                   April 2005                                         $952
                   May 2005                                           $954
                   June 2005                                          $961
                   July 2005                                          $971
                   August 2005                                        $975
                   September 2005                                     $981
                   October 2005                                       $979
                   November 2005                                      $986
                   December 2005                                      $963
                   January 2006                                       $980
                   February 2006                                      $977
                   March 2006                                         $993
                   April 2006                                       $1,007
                   May 2006                                         $1,005
                   June 2006                                        $1,007
                   July 2006                                        $1,006
                   August 2006                                      $1,006
                   September 2006                                   $1,007
                   October 2006                                     $1,016
                   November 2006                                    $1,025
                   December 2006                                      $928
                   January 2007                                       $938
                   February 2007                                      $945
                   March 2007                                         $957
                   April 2007                                         $966*
                   May 2007                                           $970*
                   June 2007                                          $946*
                   July 2007                                          $934*
                   August 2007                                        $906*
                   September 2007                                     $919*
                   October 2007                                       $936*
                   November 2007                                      $924*

     *  The following NAVs are unaudited.

     As of the close of business on November 30, 2007, there were approximately
59,683.969 Shares outstanding of the Fund.

4.   Net Asset Value. You must determine whether to tender your Shares prior to the Repurchase Request Deadline, but the Net Asset Value at which the Fund will repurchase Shares will not be calculated until the Valuation Date. The
     Net Asset Value can fluctuate and may fluctuate between the date you submit your Repurchase Request and the Repurchase Request Deadline and the
     Valuation Date. The Net Asset Value on the Repurchase Request Deadline and
     the Valuation Date could be higher or lower than on the date you submit a
     Repurchase Request. Shareholders may obtain the most recently calculated information regarding the Net Asset Value of their Shares by contacting
     Tremont Partners, Inc. at 1.914.925.1183, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (ET).

5.   Payment for  Repurchased  Shares.  If all Shares of a  Shareholder  are
     repurchased, the Shareholder will receive an initial payment equal to 95%
     of the estimated  value of the Shares and the balance due will be determined  and paid promptly  after  completion  of  the  Fund's  audit and  be  subject  to  audit adjustment.  The total  amount that a
     Shareholder  may expect to receive on the repurchase of the Shareholder's
     Shares (or portion thereof) will be the value of the Shareholder's  Shares
     (or portion thereof being  repurchased)  determined on the  Valuation  Date and based on the Net Asset Value of the Fund's assets as of that date, minus any Early Withdrawal Charge, if applicable. This amount will be subject  to adjustment  upon  completion  of the  annual  audit  of the  Fund's financial  statements  for the fiscal year in which the  repurchase  is effected (which it is  expected  will be  completed  within 60 days after the end of each fiscal year).

o If the Fund accepts the tender of a Shareholder's  Shares,  then the Fund
will   give   the   Shareholder   either   cash  or  a   non-interest   bearing,
non-transferable  promissory note ("Promissory  Note") entitling the Shareholder to  receive  an  amount  equal to the net  asset  value of the  Shares  tendered determined  as of March 31, 2008.  Regardless of whether the Fund elects to give cash or a  Promissory  Note,  all  shareholders  will receive the same manner of consideration,  i.e., all receive cash or all receive a Promissory  Note, or all receive a combination thereof, in each case in equal proportion,  based upon the amount of Shares tendered by each Shareholder.  The Promissory Note will entitle the  Shareholder  to  receive  an  initial  payment  in cash  and/or  marketable securities  (where  determined  to be  necessary)  equal to at least  95% of the unaudited  net asset value of the Shares  tendered by the  Shareholder  that are accepted for purchase by the Fund (the "Initial  Payment") which will be paid to the  Shareholder  no later than 45 days after the Valuation Date or, if the Fund has requested  withdrawals  of its capital from any hedge fund in which the Fund invests  ("Hedge  Fund") in order to fund the purchase of Shares,  no later than ten  business  days after the Fund has  received  at least 90% of the  aggregate amount  withdrawn from such Hedge Funds.  The Promissory  Note will also entitle the Shareholder to receive a contingent payment (the "Post Audit Payment") equal to the excess,  if any, of (a) the net asset  value of the Shares  tendered  and purchased as of the Valuation Date, as it may be adjusted based upon the results of the  next  annual  audit of the  Fund's  financial  statements,  over (b) the
Initial  Payment.  The  Post  Audit  Payment  will be made  promptly  after  the completion  of the Fund's annual audit for its fiscal year ending March 31, 2008
(which it expects will be completed 60 days after the fiscal year end).

6.   Amount of Tender. Shareholders may tender all or a portion of their Shares.
     In addition, a Shareholder who tenders for repurchase only a portion of its
     Shares will be required to maintain a minimum account balance of $500,000 that is to be debited from the account of the Shareholder as of the date that the Fund values the Shares for repurchase. The Fund maintains the right to reduce the portion of Shares to be repurchased from a Shareholder so that the required minimum account balance is maintained. The Fund will promptly notify the Shareholder if the tender of a portion of the Shares for repurchase would reduce such Shareholder's account balance to less than
     $500,000.

     The Fund may redeem all or part of a Shareholder's Shares if, among other reasons, ownership of Shares by a Shareholder or other person will cause the Fund to be in violation of certain laws, continued ownership of Shares may adversely affect the Fund, any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true, or the Adviser otherwise determines that it would be in the best interest of the Fund to do so. The
     Fund reserves the right to reduce that portion of the Shares to be purchased from a Shareholder to maintain the Shareholder's account balance at $500,000 if a Shareholder tenders a portion of his Shares and the repurchase of that portion would cause the Shareholder's account balance to fall below this required minimum.

7.   Withdrawal of Tender of Shares for Repurchase.  Shares tendered pursuant to the  Repurchase  Offer may be withdrawn or the amount of Shares tendered for Repurchase may be changed at any time prior to 12:00 Midnight (ET), on
     March 17, 2008 (the  "Repurchase  Request  Deadline").  You must send a written  notice to Tremont Partners,  Inc. at the address specified in the
     Repurchase Request Form, and  Tremont  Partners,  Inc.  must  receive  it before the  Repurchase  Request Deadline.  All questions as to the form and validity (including time of receipt) of a  notice  of  withdrawal  will  be determined  by the  Fund,  in  its  sole discretion, and such determination shall be final and binding.  Shares properly withdrawn  shall not thereafter  be deemed to be tendered  for  purposes of the Repurchase Offer.
     However,  withdrawn  Shares may be re-tendered  prior to the Repurchase
     Request Deadline by following the procedures  described  herein.  In addition,  Shares tendered  pursuant to the Repurchase Offer may be withdrawn if not yet accepted for payment  after the  expiration of 40 business days from the commencement of the Repurchase Offer.

8.   Suspension, Postponement or Cancellation of Repurchase Offer. The Board of
     Trustees of the Fund may suspend or postpone this Repurchase Offer only by a majority vote of the Trustees (including a majority of the disinterested
     Trustees) and only:

     (A)  for any period during which The New York Stock Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

     (B)  for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the
          Fund fairly to determine the value of its net assets; or

     (C)  for such other periods as the Securities and Exchange Commission may order for the protection of Shareholders of the Fund.

     The Board of Trustees of the Fund may cancel this Repurchase Offer only by a majority vote of the Trustees (including a majority of the disinterested
     Trustees) and only if it is no longer in the Fund's best interest for the
     Repurchase Offer to occur at this time.

9.   Tax  Consequences.  A tender of Shares pursuant to the Repurchase  Offer will be  treated as a taxable  sale of the  Shares if the tender (i)
     completely terminates  the  Shareholder's  interest in the Fund, (ii) is treated under the Internal Revenue Code as a distribution that is
     "substantially disproportionate" or (iii) is treated under the Internal
     Revenue Code as a  distribution  that is "not essentially equivalent to a dividend".  A "substantially  disproportionate" distribution generally requires a reduction of at least 20% in the Shareholder's proportionate interest in the Fund after all Shares are tendered. A distribution
     "not essentially  equivalent to a dividend" requires that there be a
     "meaningful reduction"  in the  Shareholder's  interest,  which  should  be the  case if the Shareholder has a minimal  interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his or her proportionate  interest.  The Fund intends to take the position that tendering  Shareholders  will qualify for sale treatment. If the transaction is treated as a sale for tax purposes, any gain or loss recognized  will be treated as a capital gain or loss by  Shareholders  who hold their Shares as a capital asset and as a long-term  capital gain or loss if such Shares have been held for more than twelve  months.  If the  transaction is not treated as a sale, the amount  received upon a sale of Shares may consist in whole or in part of  ordinary  dividend  income, a return of capital or capital gain,  depending on the Fund's earnings and profits for its taxable year and the Shareholder's  basis in the Shares.  In  addition,  if any amounts  received are treated as a dividend to tendering Shareholders,  a constructive dividend may be received by non-tendering  Shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

     Shareholders should consult their tax advisers regarding the specific tax consequences, including state and local tax consequences, of a repurchase of their Shares. Special tax rules apply to Shares repurchased from retirement plan accounts.

10.  Early Withdrawal Charges. The Fund does not charge a special handling or processing fee for repurchases. However, if you tender for repurchase
     Shares that are subject to Early Withdrawal Charges as described in the
     Fund's Prospectus, and if those Shares are repurchased by the Fund, the applicable Early Withdrawal Charge will be deducted from the proceeds of the repurchase of your Shares. If you ask the Fund to repurchase a specific dollar amount of your Shares, and if the Shares are subject to Early
     Withdrawal Charges, then (assuming your request is not subject to pro-ration) the Fund will repurchase an amount sufficient to pay the net proceeds you have requested and enough additional Shares to pay the applicable Early Withdrawal Charge.

11.  Proper Form of Repurchase Request Documents. All questions as to the validity, form, eligibility (including, for example, the time of receipt)
     and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding. The
     Fund reserves the right to reject any and all tenders of repurchase requests for Shares determined not to be in the proper form, or to refuse to accept for repurchase any Shares if, in the opinion of counsel to the
     Fund, paying for such Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this Repurchase Offer or any defect in any tender of Shares, whether in general or with respect to any particular Shares or Shareholders. The Fund's interpretations of the terms and conditions of this Repurchase Offer shall be final and binding.
     Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as the Fund shall determine.
     Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

     Neither the Fund, Tremont Partners, Inc. (the Fund's Sub-Adviser),
     OppenheimerFunds, Inc. (the Fund's Adviser), nor OppenheimerFunds
     Distributor, Inc. (the Fund's Distributor), nor any other person is or will be obligated to give notice of any defects or irregularities in repurchase requests tendered, nor shall any of them incur any liability for failure to give any such notice.

12.  The Proposed Reorganization. The Fund's Board has determined that it is in the best interest of the Fund's shareholders that the Fund reorganize with and into OFI Tremont Core Strategies Hedge Fund ("Core Strategies Fund").
     The Board unanimously approved an Agreement and Plan of Reorganization to be entered into between the Fund and Core Strategies Fund, whereby Core
     Strategies Fund will acquire all of the Fund's assets in exchange for shares of Core Strategies Fund (the "Reorganization"). If the
     Reorganization takes place, Fund shareholders will receive shares of Core
     Strategies Fund. Following the Reorganization, the Fund will liquidate, dissolve and terminate its registration as a closed-end management investment company under the Investment Company Act of 1940.

     The Reorganization is conditioned upon, among other things, approval by
     Fund shareholders, and regulatory approval of the combined proxy statement and prospectus describing the Reorganization. If all of the required approvals are obtained, it is anticipated that the Reorganization will occur in March 2008, based on Core Strategies Fund's net asset value as of
     March 31, 2008, which is expected to take 30 to 60 days to finalize.
     Shareholders of record, as of December 31, 2007, will be entitled to vote on the Reorganization and have received a combined proxy statement and prospectus describing the Reorganization and the shareholder meeting.
     Shareholders who tender their shares are still encouraged to vote on the
     Reorganization.

     As a consequence of the Reorganization proposal, it is not expected that the Fund will make further Repurchase Offers.

13.  Certain Other Information About the Fund. Effective as of the close of the
     New York Stock Exchange on January 2, 2008, investors are no longer able to purchase shares of the Fund. Other than the Reorganization proposal described in Item 12, the Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares from time to time in the discretion of the Fund) or the disposition of Shares, other than as disclosed in the Prospectus; (b) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (c) any change in the identity of the
     Sub-Adviser, Adviser or Trustees of the Fund, or in the management of the
     Fund including, but not limited to, any plans or proposals to change the number or term of the Trustees of the Fund, to fill any existing vacancy for a Trustee of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (d) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the repurchase price for Shares acquired pursuant to this Repurchase Offer or in connection with the ordinary portfolio transactions of the Fund); (e) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940; or (f) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Fund by any person.

     During the past 60 days, other than the acceptance of purchases for Shares in December 2007 and January 2008, no transactions involving the Shares were effected by the Fund, the Sub-Adviser, Adviser or Trustees of the
     Fund, or any person controlling either the Fund or the Sub-Adviser, Adviser or any Trustees of the Fund.

14.  Miscellaneous. The Repurchase Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Repurchase
     Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund reserves the right to exclude
     Shareholders from the Repurchase Offer in any jurisdiction in which it is asserted that the Repurchase Offer cannot lawfully be made. The Fund believes that such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer.

Neither the Fund nor its Board of Trustees makes any recommendation to any
Shareholder regarding whether to tender or refrain from participating in the
Repurchase Offer. Each Shareholder must make an independent decision whether to tender Shares and, if so, how many Shares to tender.

No person has been authorized to make any recommendation on behalf of the Fund regarding whether Shareholders should tender pursuant to this Repurchase Offer.
No person has been authorized to give any information or to make any representations in connection with this Repurchase Offer other than those contained in this Repurchase Offer or in the Fund's Prospectus, supplement and
Statement of Additional Information. If given or made, any such recommendation and such information must not be relied upon as having been authorized by the
Fund, its Adviser, Distributor or Tremont Partners, Inc.

This transaction has not been approved or disapproved by the Securities and
Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

For the Fund's current Net Asset Value and other information about this
Repurchase Offer, or for a copy of the Fund's Prospectus, call Tremont Partners,
Inc. at 1.914.925.1183 or contact your financial adviser.

Dated:  March 3, 2008

Tremont Partners, Inc.

Exhibit (a)(1)(iii)

                         FORM OF REPURCHASE REQUEST FORM

---------------------------------------------------------------------------------------------------------------------------------------
                      OFI TREMONT MARKET NEUTRAL HEDGE FUND
---------------------------------------------------------------------------------------------------------------------------------------
                             REPURCHASE REQUEST FORM

To: OFI Tremont Market Neutral Hedge Fund

Please repurchase the Shares of OFI Tremont Market Neutral Hedge Fund designated below on the Valuation Date that applies to this Repurchase Offer which expires on March 17, 2008. I understand that if my repurchased Shares are subject to an
Early Withdrawal Charge, that charge will be deducted from the proceeds of my repurchased Shares.

----------------------------------------------------- ----------------------------------------------------------------
Name(s) of Registered Shareholders: (Please fill in EXACTLY as listed on your
Fund statement):
----------------------------------------------------- ----------------------------------------------------------------
----------------------------------------------------- ----------------------------------------------------------------
Your Account Number:
(Please fill in EXACTLY as listed on your Fund statement):
----------------------------------------------------- ----------------------------------------------------------------
----------------------------------------------------- ----------------------------------------------------------------
Your Daytime Telephone Number:                        Area Code: (         ) Telephone No.:
----------------------------------------------------- ----------------------------------------------------------------

Shares Tendered for Repurchase:
(Please fill in ALL applicable information):
------- -------------------- -----------------------------------------------------------------------------------------
|_|     Full Tender          Please tender all of my Shares.
------- -------------------- -----------------------------------------------------------------------------------------
------- -------------------- -----------------------------------------------------------------------------------------
|_|                          Partial Tender Please tender all but
                             $________________ of my Shares (Please note: A
                             $500,000 minimum balance must be retained.)
------- -------------------- -----------------------------------------------------------------------------------------
------- -------------------- -----------------------------------------------------------------------------------------
                             Please repurchase enough of my Shares so that I
                             will receive $___________________. (If an Early
                             Withdrawal Charge applies, enough of my Shares will
                             be repurchased,
|_|     Dollar Amount        subject to pro-ration, to provide the net proceeds requested. Please note: A $500,000 minimum account balance must be retained.)
------- -------------------- -----------------------------------------------------------------------------------------

Payment and Delivery Instructions:

The proceeds of repurchased Shares will be wired to you per the wire instructions that you provide below. Your signature(s) on this form must be guaranteed per the instructions on the following page. A confirming e-mail will be sent to you when the proceeds of the repurchased shares are wired.

Wiring Instructions:       Bank Name:                __________________________________
                           ABA#:                     __________________________________
                           Account Name:             __________________________________
                           Account #:                __________________________________
                           For Further Credit To:    __________________________________

PLEASE ASSURE THAT YOU SIGN THIS FORM WHERE INDICATED!

Please sign below and note the following important points:

o Your signature(s) below MUST CORRESPOND EXACTLY with the names(s) in which your Shares are registered.
o If the Shares are held by two or more joint holders,
ALL SHAREHOLDERS MUST SIGN BELOW.
o If the Shares are held in a 403(b)(7) account, you must have the custodian submit the request on your behalf.
o If the Shares are held in the name of a trustee, executor, guardian, attorney-in-fact, corporation, partnership or other representative capacity, include the name of the owner, sign using your title and submit evidence of your authority in a form satisfactory to Tremont Partners, Inc.

ALL signatures  must be guaranteed by one of the following:  U.S. bank,  trust company,  credit union or savings  association,  or by a foreign bank that has a
U.S. correspondent  bank, or by a U.S.  registered dealer or broker in securities, municipal  securities, or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency.

Date:_______________________________                 Signatures(s) of owner(s)
                                              exactly as Shares are registered:

SIGNATURE(s) GUARANTEED BY:

------------------------------------                 -------------------------------------
(Signature) (Signature of Owner)

------------------------------------                 -------------------------------------
(Name) (Title) (Signature of Joint Owner)

     If you have any questions about this form, call Tremont  Partners,  Inc. at
1.914.925.1183.

This form must be received by Tremont Partners, Inc. by 12:00 Midnight (ET) March
17, 2008 (the Repurchase Request Deadline), if you want to sell some or all of your account of the OFI Tremont Market Neutral Hedge Fund. Repurchase requests received by Tremont Partners, Inc. cannot be revoked after the repurchase request deadline.

                      -------------------------------------------------------------------------------
                          SEND THIS FORM BY REGULAR MAIL, EXPRESS MAIL OR OVERNIGHT COURIER TO:
                                                  Tremont Partners, Inc.
                                         c/o OFI Institutional Hedge Fund Series
                                           Corporate Center at Rye, Suite C-300
                                                555 Theodore Fremd Avenue
                                                   Rye, New York 10580
                                                  Attention: Ray Soares
                      -------------------------------------------------------------------------------

Neither the Fund nor its Board of Trustees makes any recommendation to any
Shareholder regarding whether to tender or refrain from participating in the
Repurchase Offer. Each Shareholder must make an independent decision whether to tender Shares and, if so, how many Shares to tender.

No person has been authorized to make any recommendation on behalf of the Fund regarding whether Shareholders should tender pursuant to this Repurchase Offer.
No person has been authorized to give any information or to make any representations in connection with this Repurchase Offer other than those contained in this Repurchase Offer or in the Fund's Prospectus and Statement of
Additional Information. If given or made, any such recommendation and such information must not be relied upon as having been authorized by the Fund, its
Adviser, Distributor or Tremont Partners, Inc.

This transaction has not been approved or disapproved by the Securities and
Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Exhibit (a)(1)(iv)

FORM OF LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF ALL SHARES HELD
BY SHAREHOLDER

Date: __________

Dear Shareholder:

OFI Tremont Market Neutral Hedge Fund (the "Fund") has received and accepted for purchase your tender of your Shares in the Fund.

Because you have tendered and the Fund has purchased your entire investment, your initial payment may take the form of a note (the "Note") entitling you to receive an initial payment of 95% of the estimated repurchase price based on the unaudited net asset value of the Fund as of March 31, 2008 (the "Valuation
Date"), after subtraction of any applicable charges, including a 1.00% Early
Withdrawal Charge that applies if the date as of which the Shares are to be valued for purposes of the repurchase is less than one year following the date of your initial investment in the Fund, in accordance with the terms of the
Repurchase Offer. You will receive an initial payment in this amount via wire or check, as per your instructions on your Repurchase Request Form. In accordance with the terms of the Repurchase Offer, payment will be made within forty-five
(45) days of the Valuation Date unless the Fund has requested a withdrawal of its capital from any Hedge Fund(s) in order to fund the repurchase of Shares, in which case payment will be made ten (10) business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such
Hedge Funds.

The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you promptly after the completion of the Fund's March 31, 2008 fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount will be paid to you via wire, as per your instructions on your Repurchase Request Form. We expect the audit to be completed by the end of May 2008.

The Note is held by Tremont Partners, Inc. on your behalf for your safety and convenience. Once payment has been made to you in full under the terms of the
Note, the Note will be cancelled.

Should you have any questions, please call your financial adviser or broker, or you can call Tremont Partners, Inc. at 1.914.925.1183.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(v)

FORM OF LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF A PORTION OF
SHARES HELD BY SHAREHOLDER

Date: _____________

Dear Shareholder:

OFI Tremont Market Neutral Hedge Fund (the "Fund") has received and accepted for purchase your tender of a portion of your Shares in the Fund.

Because you have tendered and the Fund has purchased a portion of your investment, your initial payment may take the form of a note (the "Note")
entitling you to receive payment of 100% of the estimated repurchase price based on the unaudited net asset value of the Fund as of March 31, 2008 (the
"Valuation Date"), after subtraction of any applicable charges, including the
1.00% Early Withdrawal Charge that applies if the date as of which the Shares are to be valued for purposes of the repurchase is less than one year following the date of your initial investment in the Fund, in accordance with the terms of the Repurchase Offer. You will receive a payment in this amount via wire or check, as per your instructions on your Repurchase Request Form. In accordance with the terms of the Repurchase Offer, payment will be made within forty-five
(45) days of the Valuation Date unless the Fund has requested a withdrawal of its capital from any Hedge Funds in order to fund the repurchase of Shares, in which case payment will be made ten (10) business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such
Hedge Funds.

The Note is held by Tremont Partners, Inc. on your behalf for your safety and convenience. Once payment has been made to you in full under the terms of the
Note, the Note will be cancelled.

You remain a Shareholder of the Fund with respect to the portion of your Shares in the Fund that you did not tender.

Should you have any questions, please call your financial adviser or broker, or you can call Tremont Partners, Inc. at 1.914.925.1183.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(vi)

FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF ALL SHARES
HELD BY SHAREHOLDER

Pursuant to the Offer to Purchase (the "Repurchase Offer") all of the Fund's
aggregate outstanding shares of beneficial interest ("Shares") at a price equal to the net asset value on the Valuation Date upon the terms and conditions set forth in the Repurchase Offer, OFI Tremont Market Neutral Hedge Fund hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the estimated net asset value of the Shares tendered, determined as of the Valuation Date in accordance with the asset valuation policy of the Fund.

This Note entitles the Payee to receive an initial payment, valued in accordance with the terms of the Repurchase Offer, equal to at least 95% of the estimated value of the Shares (the "Initial Payment") which will be paid to the payee in the form of a wire within forty-five (45) days after the Valuation Date, unless the Fund has requested a withdrawal of its capital from any Hedge Fund(s) in order to fund the repurchase of Shares, in which case payment will be made ten
(10) business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Hedge Fund(s). An Early Withdrawal Charge of 1.00% of the value of Shares (or portion of Shares) repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of the Payee's initial investment in the Fund. If applicable, the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

This Note also entitles the Payee to a contingent payment equal to the excess, if any, of (x) the net asset value of the Shares (or portion thereof)
repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective over (y) the Initial Payment. The contingent payment is payable promptly after the completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2008.

Both the initial and contingent payments hereunder shall be paid in cash, provided, however, that if the Fund's Board of Trustees determines that payment of all or a portion of the purchase price by a distribution of marketable securities is necessary to avoid or mitigate any adverse effect of the
Repurchase Offer on the remaining Shareholders of the Fund, then such payment shall be made by distributing such marketable securities, all as more fully described in the Repurchase Offer.

Both the initial and contingent payment of this Note shall be made by wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This Note may not be pledged, assigned or otherwise transferred by the Payee.

This Note shall be construed according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.
Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                         OFI Tremont Market Neutral Hedge Fund

                                         By: _______________________________

Exhibit (a)(1)(vii)

FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF A PORTION
OF SHARES HELD BY SHAREHOLDER

Pursuant to the Offer to Purchase (the "Repurchase Offer") all of the Fund's
aggregate outstanding shares of beneficial interest ("Shares") at a price equal to the net asset value on the Valuation Date upon the terms and conditions set forth in the Repurchase Offer, OFI Tremont Market Neutral Hedge Fund hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the estimated net asset value of the Shares tendered, determined as of the Valuation Date in accordance with the asset valuation policy of the Fund.

This Note entitles the Payee to receive a payment, valued in accordance with the terms of the Repurchase Offer, equal to 100% of the estimated value of the
Shares which will be paid to the payee in the form of a check or wire within forty-five (45) days after the Valuation Date, unless the Fund has requested a withdrawal of its capital from any Hedge Fund(s) in order to fund the repurchase of Shares, in which case payment will be made ten (10) business days after the
Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Hedge Fund(s). An Early Withdrawal Charge of 1.00% of the value of
Shares (or portion of Shares) repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of the Payee's initial investment in the Fund. If applicable, the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

The payment hereunder shall be paid in cash, provided, however, that if the
Fund's Board of Trustees determines that payment of all or a portion of the purchase price by a distribution of marketable securities is necessary to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining
Shareholders of the Fund, then such payment shall be made by distributing such marketable securities, all as more fully described in the Repurchase Offer.

The payment of this Note shall be made by wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This Note may not be pledged, assigned or otherwise transferred by the Payee.

This Note shall be construed according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                                     OFI Tremont Market Neutral Hedge Fund

                                                     By: _______________________________